ATTORNEYS AT LAW ONE DETROIT CENTER 500 WOODWARD AVENUE, SUITE 2700 DETROIT, MI 48226-3489 313.234.7100 TEL 313.234.2800 FAX foley.com

March 5, 2010
CLIENT/MATTER NUMBER 058081-0105

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Attn: Sonia Gupta Barros

Re:	CurrencySharesSM Russian Ruble Trust

Post-Effective Amendment No. 1 to Form S-1

Filed February 19, 2010

File No. 333-150687

Ladies and Gentlemen:

At the request of Rydex Specialized Products LLC (the “Sponsor”), sponsor of the CurrencySharesSM Russian Ruble Trust (the “Trust”), we are responding to the comment in your letter dated March 4, 2010 relating to Post-Effective Amendment No. 1 to Form S-1 filed February 19, 2010 (the “Post-Effective Amendment”).

For your convenience, the text of your comment is stated in full in bold, italicized text and our response follows.

General

We note that your original registration statement was declared effective on August 28, 2008 and included your audited financial statements dated as of August 8, 2008. In that registration statement, you undertook to file post effective amendments in order to update your prospectus pursuant to Section 10(a)(3) of the Securities Act of 1933. It appears that your first Section 10(a)(3) update was required by December 8, 2009. Please provide us with a legal analysis of your compliance with Sections 5 and 10(a)(3) of the Securities Act of 1933.

Based on information received from the Sponsor, none of the Trust’s shares have been sold pursuant to the Trust’s prospectus since December 8, 2009.

We are advised that prospectuses for the Trust have been distributed since December 8, 2009. Each of these prospectuses was delivered with a prospectus supplement containing the Trust’s then-most recent annual report on Form 10-K and updated audited financial statements. Accordingly, although a post-effective amendment incorporating these audited financial statements had not been filed, the prospectuses were distributed with the updated audited financial information that would have been incorporated by reference into a timely-filed post-effective amendment.

U.S. Securities and Exchange Commission

March 5, 2010

Pursuant to Section 10(a)(3) of the Securities Act of 1933, all of the information contained in the Post-Effective Amendment is as of a date not more than 16 months prior to the filing date of February 19, 2010.

*        *        *

A statement from the Sponsor making certain requested acknowledgements on behalf of the Trust is enclosed under separate cover.

Please contact me at (313) 234-7107 or, in my absence, David Gubbini at (313) 234-7144 should you have any questions or comments regarding the foregoing response.

Very truly yours,

/s/ Yvette M. VanRiper
Yvette M. VanRiper

March 5, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Attn: Sonia Gupta Barros

Re:	CurrencySharesSM Russian Ruble Trust

Post-Effective Amendment No. 1 to Form S-1

Filed February 19, 2010

File No. 333-150687

Ladies and Gentlemen:

On behalf of the CurrencySharesSM Russian Ruble Trust (the “Trust”), Rydex Specialized Products LLC (the “Sponsor”) submits this letter in response to your letter dated March 4, 2010 relating to the Trust’s Post-Effective Amendment No. 1 to Form S-1 filed February 19, 2010 (the “Filing”).

Pursuant to your request, the Sponsor hereby acknowledges the following on behalf of the Trust:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•

the Trust may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Joe Arruda
Joe Arruda
Chief Financial Officer